UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number:  001-34887

CAZADOR ACQUISITION CORPORATION LTD.
(Translation of registrant’s name into English)

Cazador Acquisition Corporation Ltd. c/o Arco Capital Management LLC 7 Sheinovo Street 1504 Sofia, Bulgaria
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Separate Trading of Ordinary Shares and Warrants

On October 22, 2010, Cazador Acquisition Corporation Ltd. (the “Company”) announced that commencing on October 22, 2010, the holders of the Company’s units (the “Units”) may elect to separately trade the ordinary shares and warrants underlying the Units. Each Unit consists of one ordinary share, $0.0001 par value, and one warrant.  Those Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “CAZAU” and each of the underlying ordinary shares and the warrants will trade under the symbols “CAZA” and “CAZAW”, respectively.  Holders of Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into ordinary shares and warrants.

A copy of the Press Release issued by the Company announcing the separate trading of the securities underlying the Units is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZADOR ACQUISITION CORPORATION LTD.

Date: October 22, 2010	By:	/s/ Francesco Piovanetti
Francesco Piovanetti, Co-Chief Executive Officer